March 6, 2020

Carl Wolf
Chief Executive Officer
MamaMancini's Holdings, Inc.
25 Branca Road
East Rutherford, NJ 07073

       Re: MamaMancini's Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 7, 2020
           File No. 333-236317

Dear Mr. Wolf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:    Robert L. B. Diener, Esq.